UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2015

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

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BANCO SANTANDER (BRASIL) S.A.

Public-held Company with Authorized Capital

Taxpayer ID (“CNPJ/MF”) # 90.400.888/0001-42

Company Registry Number (“NIRE”) # 35.300.332.067

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS MEETING HELD ON JANUARY 23, 2015

DATE, TIME, AND PLACE: January 23, 2015, at 4:00 p.m., at the Auditorium of  Banco Santander (Brasil) S.A.´s headquarter (“Banco Santander” or “Company”), at Avenida PresidenteJuscelinoKubitschek, nº 2235 – 1st mezzanine, Vila Olímpia – São Paulo – SP.

ATTENDANCE: (i) Shareholders representing more than ninety six per cent (96%) of the voting capital of Banco Santander, as verified by the signatures apposed on the Shareholders’ Attendance Book.

BOARD: Chairwoman: Ms.Mara Regina Lima Alves Garcia; Secretary: Mr. Mauro Eduardo Guizeline. Also attended the meeting Mr. Celso Clemente Giacometti, Chairman of the Company’s Board of Directors.

CALL AND LEGAL PUBLICATIONS: Call Notice published in the “Diário Oficial do Estado de São Paulo” (Brazilian State Gazette) on December 23, December 24 and 25, 2014, and in the newspaper “Valor Econômico” on December 23, 26 and 27, 2014.

AGENDA: TO RESOLVE (i) the proposal to apply the "Long Term Incentive Plans" for year 2014, for managers, management employees and other employees of the Company and companies under its control, in accordance with the proposal approved by the Board of Directors on a meeting held on November 26th, 2014; (ii) the proposal to amend the Company’s Bylaws to adapt its content to the traditional segment listing of securities trading, once the Company is no longer part of Level 2 Listing of Corporate Governance of BM&FBOVESPA, by the (a) exclusion of the sole paragraph of Article 1, items ‘d’ and ‘e’ of seventh paragraph of Article 5, second paragraph of Article 28, second and third paragraphs of Article 41, sole paragraph of Article 43, Articles 45, 46 and 47, as well as its respective paragraphs, and sole paragraph of Article 50; (b) wording adjustment of the first and fifth paragraph of Article 6, caput of Article 9, item XXVI of Article 17, Title X, caput of Articles 41, 48 and 51, and Article 59; and (c) the other numbering adjustment applicable; and (iii) consolidation of the Company’s Bylaws.

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READING OF DOCUMENTS, VOTING, AND DRAFTING OF THE MINUTES: (1) The reading of the documents related to the matters to be approved in the Extraordinary Shareholders Meeting was dismissed, considering that are entirely knew by the shareholders; (2) The declarations of votes, objections and dissidences eventually submitted shall be numbered, received and certified by the Board, and shall remain on file at the Company’s main place of business, pursuant to article 130, paragraph 1st, of Law 6,404/76; and (3) Authorized the drafting of these minutes in an abridged form, and its publishing without the signatures of the totality of the shareholders, pursuant to article 130, paragraphs 1st and 2nd, of Law 6,404/76, respectively.

RESOLUTIONS:

(i)        Analyzing the first item of the Agenda, the Chairwoman informed the present Shareholders that is necessary to review the wording related to the “Long Term Incentive Plans” referred to year 2014, for managers, management employees and other employees of the Company and companies under its control; reason why the Company’s administration recommends to postpone the approval of such subject matter to a new Shareholders Meeting to be timely called. In this sense, it was APPROVED to remove this item from the Agenda;

(ii)       It was APPROVED the proposal to amend the Company’s Bylaws to adapt its content to the traditional segment listing of securities trading, once the Company is no longer part of Level 2 Listing of Corporate Governance of BM&FBOVESPA, by the (a) exclusion of the sole paragraph of Article 1, items ‘d’ and ‘e’ of seventh paragraph of Article 5, second paragraph of Article 28, second and third paragraphs of Article 41, sole paragraph of Article 43, Articles 45, 46 and 47, as well as its respective paragraphs, and sole paragraph of Article 50; (b) wording adjustment of the first and fifth paragraph of Article 6, caput of Article 9, item XXVI of Article 17, Title X, caput of Articles 41, 48 and 51, and Article 59; and (c) the other numbering adjustment applicable; and

(iii)      Due to the resolution taken on the item above, it was APPROVED the consolidation of the Company’s Bylaws according to Exhibit I of this minutes of Extraordinary Shareholders Meeting.

CLOSING: There being no further matters to be resolved, the Meeting has been closed, and these minutes have been prepared, which were read, approved, and signed by the Chairwoman, the Secretary and by the controlling shareholders.

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BOARD:Mara Regina Lima Alves Garcia – Chairwoman; Mauro Eduardo Guizeline – Secretary. Shareholders:BANCO SANTANDER, S.A. – Ana Maria Imbiriba Corrêa – attorney-in-fact; GRUPO EMPRESARIAL SANTANDER, S.L. – Ana Maria Imbiriba Corrêa – attorney-in-fact; STERREBEECK, B.V. – Ana Maria Imbiriba Corrêa – attorney-in-fact.

We certify that this is a true transcript of the minutes recorded in Minutes of the Shareholders Meeting Book of the Company.

Mara Regina Lima Alves Garcia

Chairwoman

Mauro Eduardo Guizeline

Secretary

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Exhibit I

to the Minutes of the Extraordinary General Meeting held on January 23, 2015

BANCO SANTANDER (BRASIL) S.A.

CNPJ nº 90.400.888/0001-42

NIRE 35.300.332.067

Publicly-Held Company with Authorized Capital

BYLAWS

TITLE I

CORPORATE NAME, HEAD OFFICE, JURISDICTION, DOMICILE AND CORPORATE PURPOSE

Art. 1. BANCO SANTANDER (BRASIL) S.A. (the “Bank” or the “Company”), a private legal entity, is a joint stock company governed by these By-Laws and by the legal and regulatory provisions that apply to it.

Art. 2. The Company has its registered office, its chosen jurisdiction and its domicile in the city of São Paulo, in the state of São Paulo.

Sole Paragraph. The Company may, with the approval of its Executive Board, open or close offices in any part of the country or overseas, subject to the pertinent legal norms.

Art. 3. The Company is established for an indefinite period of duration.

Art. 4. The Company’s corporate purpose is the performance of lending and borrowing and accessory operations, inherent to the related authorized Portfolios (Commercial, Investment, Credit, Financing & Investment, Mortgage Loan and Lease), as well as Foreign exchange and Securities Portfolio Management operations, besides any other operations permitted to both companies, as set forth in legal and regulatory provisions, it being permitted to hold interest in other entities, as a partner or shareholder.

TITLE II

SHARE CAPITAL AND SHARES

Art. 5. The share capital is fifty seven billion Brazilian reais (R$57.000.000.000,00), consisting of seven billion, six hundred million, eight hundred and fourty thousand, three hundred and twenty five (7.600.840.325) shares, of which three billion, eight hundred and sixty nine million, eight hundred and forty nine thousand, six hundred and sixty eight (3,869,849,668) are common shares and three billion, seven hundred and thirty million, nine hundred and ninety thousand, six hundred and fifty seven (3.730.990.657) are preferred shares, all registered without par value.

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Paragraph 1. The Company is authorized to increase its share capital, by resolution of its Board of Directors, independently of any amendment to its By-Laws, by up to a total limited to 9,090,909,090 (nine billion ninety million nine hundred and nine thousand and ninety) common or preferred shares, without maintaining any specified ratio between the shares of each type, subject always, in the case of preferred shares, to the maximum limit permitted by law.

Paragraph 2. When share capital is increased, the shares may be totally subscribed and paid up by an interested shareholder, in his own name and on behalf of the other shareholders, as their fiduciary agent, with the undertaking to transfer to them, within the period of the preemptive rights, the shares to which he has a right in virtue of his preemptive rights in the subscription of the capital increase and any amounts left over.

Paragraph 3. Provided that the authorized capital limit is not exceeded, the Board of Directors may resolve to issue subscription warrants.

Paragraph 4. Within the limit of authorized capital and under the plan approved by the General Meeting, the Bank can grant call options to management, employees or natural persons providing services to it, or to management, employees or natural persons providing services to entities under its control, to the exclusion of the preemptive right of shareholders in connection with the granting and exercise of call options.

Paragraph 5. Each common share entitles its holder to one vote at the General Meetings.

Paragraph 6. Preferred shares convey the following advantages on their holders:

I – dividends ten percent (10%) higher than those attributed to common shares;

II – priority in the distribution of dividends;

III – participation, on equal terms with the common shares, in capital increases arising from the capitalization of reserves and income, as well as in the distribution of bonus shares created by the capitalization of income in suspense, reserves or any other resources;

IV – priority in the reimbursement of capital, free from premium, in the case of the liquidation of the Company; and

V – the right to be included in a public offering arising from the Transfer of Control of the Company at the same price and on the same conditions as those offered to the Controlling Shareholder Transferor, as defined in Chapter X of these By-Laws.

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Paragraph 7. Preferred shares do not entitle the holder to a vote, except in respect of the following matters:

(a) the transformation, amalgamation, merger or split of the Company;

(b) the approval of agreements between the Company and the Controlling Shareholder, directly or through third parties, and between the Company and other companies in which the Controlling Shareholder has an interest, provided that, in accordance with legal or statutory provisions, they are subject to a resolution of the Company in Shareholders’ Meeting; and

(c) the value of assets intended to be used for paying up an increase in the Company’s share capital.

Paragraph 8. All shares are registered and held in deposit accounts in the name of their holders, by the Company itself, without certificates being issued; and the cost of services for the transfer of ownership may be collected from the shareholder.

Paragraph 9. A Shareholders’ Meeting may, at any time, decide to convert the preferred shares into common shares, and set the conversion ratio.

Paragraph 10. The Company may acquire its own shares, subject to the authorization of the Board of Directors, with the object of holding them in treasury for subsequent disposal or cancellation, subject to the legal and regulatory provisions in force.

Paragraph 11. The Company may, subject to notification to BM&FBovespa and the publication of an announcement, suspend share transfers and share splits for a maximum period of fifteen (15) consecutive days or ninety (90) non-consecutive days during the year.

Paragraph 12. New fully paid-up shares may receive dividends in full, irrespective of the date of subscription. It will be the responsibility of the Shareholders’ Meeting or of the Board of Directors, as the case may be, to set out the payment conditions for newly-subscribed shares, and for bonus shares issued, and they may also create incentives for the immediate paying-in of the corresponding amounts.

Paragraph 13. The preemptive right can be excluded or the exercise period can be reduced, at the discretion of the Board of Directors, in connection with the issuances of shares and subscription warrants, whose placement is made through (i) sale on stock exchange or public subscription, or (ii) share exchange, in a public offering, by operation of law.

TITLE III

GENERAL MEETING

Art. 6. The Shareholders’ Meeting will ordinarily be held on or before April 30 of each year and, extraordinarily, whenever corporate interests so demand.

Paragraph 1. A Shareholders’ Meeting shall be convened by the Board of Directors or, in such cases as the law allows, by shareholders or by the Supervisory Board, by means of a published announcement, with the first call being made at least fifteen (15) days in advance and the second at least eight (8) days in advance. The Shareholders’ Meeting which shall consider the cancellation of the registration of a publicly-held company shall be convened at least thirty (30) days in advance.

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Paragraph 2. A shareholder may be represented at a Shareholders’ Meeting by a proxy authorized, in the manner prescribed by the current legislation, not more than a year previously, and who must be a shareholder or manager of the Company or a lawyer; and the prior deposit of the respective instrument of proxy at the Company’s registered office may be required, within the period fixed in the announcements convening the meeting.

Paragraph 3. The Shareholders’ Meeting will fix, each year, the aggregate amount of the remuneration of the managers, the Audit Committee and the Supervisory Board, if one has been appointed.

Paragraph 4. The Shareholders’ Meeting shall be called to order and chaired by the Chairman of the Board of Directors, or by any member of the Executive Board, except Officers without a specific designation, or by the representative of the Controlling Shareholder, who shall invite one of those present to act as Secretary to the Meeting.

Paragraph 5. It is the responsibility of the Shareholders’ Meeting to decide all those matters which are privy to it, in accordance with the current legislation. The resolutions of the Shareholders’ Meeting shall be decided by an absolute majority of votes.

TITLE IV

MANAGEMENT

Art. 7. The Company shall be managed by a Board of Directors and an Executive Board.

Art. 8. Only individual persons may be elected as members of the management bodies; the members of the Board of Directors may or may not be shareholders or residents in the country, and the members of the Executive Board may or may not be shareholders, but must be resident in the country.

Art. 9. The managers shall be appointed to their positions through instruments of investiture registered in the books of Minutes of the Board of Directors or of the Executive Board, as the case may be, irrespective of the provision of any security, after their names have been approved by the Central Bank of Brazil and once the applicable legal requirements have been complied with.

Sole paragraph. The instrument of investiture shall be signed within thirty (30) days of the approval of the appointment by the competent government authority, unless there is justification accepted by the management body to which the Director or Officer shall have been appointed, otherwise the appointment shall be subject to annulment.

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            Art. 10. Directors and Officers are prohibited from taking part in the consideration, approval or settlement of business or loans involving a company:

            I – of which they are partners or shareholders with more than five percent (5%) of the share capital; or

            II – to whose management they belong or shall have belonged up to six (6) months prior to their appointment to the position of manager of the Company.

            Art. 11. A maximum of up to one third of the members of the Board of Directors may be appointed to positions on the Executive Board.

            Sole Paragraph. The positions of Chairman of the Board of Directors and Chief Executive Officer shall not be accumulated by the same person.

            Art. 12. Members of the Board of Directors appointed to positions on the Executive Board are entitled to receive the corresponding remuneration for the positions which they shall occupy.

            Art. 13. The mandates of the members of the Board of Directors and of the Executive Board are single and concurrent. The period of management of each of the managers shall continue until a substitute shall be appointed.

CHAPTER I

THE BOARD OF DIRECTORS

            Art. 14. The Board of Directors shall consist of at least five (5) members, with a maximum of twelve (12), elected at the Shareholders’ Meeting, with a single tenure of two (2) years, each year being calculated as the period between two (2) Annual General Meetings, with reelection being allowed.

            Paragraph 1. At the Shareholders’ Meeting which is held to consider the election of the members of the Board of Directors, the shareholders shall first determine the effective number of members of the Board of Directors to be elected.

            Paragraph 2. At least twenty percent (20%) of the members of the Board of Directors shall be Independent Directors, as defined in Paragraph 3 of this Article 14. If the observance of this percentage shall result in a fractional number of directors, rounding shall take place as follows: (i) rounding up to the next whole number above if the fraction is 0.5 (five tenths) or higher; or (ii) rounding down to the next whole number below if the fraction is less than 0.5 (five tenths).

            Paragraph 3. For the purposes of this article, the term "Independent Director" means the Director who: (i) has no relationship with the Company, other than interest in the share capital; (ii) is not a Controlling Shareholder (as defined in article 40 hereof), spouse or relative up to the second degree, is not or has not been, over the past three (3) years, related to the Company or an entity related to the Controlling Shareholder (except for the persons related to public educational and/or research institutions); (iii) was not, over the past three (3) years, an employee or officer of the Company, the Controlling Shareholder or an entity controlled by the Company; (iv) is not a supplier/provider or buyer/taker, either direct or indirect, of the Company’s services and/or products, to an extent that implies loss of independence; (v) is not an employee or manager of a company or entity that is supplying or demanding services and/or products to the Company, to an extent that implies loss of independence; (vi) is not a spouse or relative up to the second degree of any manager of the Company and (vii) does not receive any other compensation from the Company besides that payable as a director (earnings in cash arising from interest in the share capital are excluded from said restriction). Independent Director is also that person elected in a separate election by holders of voting shares representing no less than fifteen percent (15%) of total voting shares or holders of shares without voting rights or with restricted vote representing ten percent (10%) of the share capital, as set forth in article 141, Paragraphs 4 and 5, of Law 6404/76. The qualification as Independent Director should be expressly set out in the minutes of the general meeting that elected him/her.

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Paragraph 4. At the end of their tenure, members of the Board of Directors shall continue to carry out their duties until new elected members take office.

Paragraph 5. A member of the Board of Directors shall not have access to information or take part in meetings of the Board of Directors relating to matters concerning which the member has or represents interests conflicting with those of the Bank.

Paragraph 6 The Board of Directors, for the better performance of its functions, may set up committees or working groups with defined objectives, which shall act as auxiliary bodies without powers of decision, always with the purpose of advising the Board of Directors, made up of members nominated by the Board from among the members of the management and/or other persons directly or indirectly connected with the Bank.

Art.15. The Board of Directors will have one (1) Chairman and one (1) Vice Chairman, who will be elected by the majority of the votes of the members attending the General Meeting that appoints the members of the Board of Directors, subject to the provisions set forth in Paragraph 3 in the events of vacancy or temporary absences or impediments in the positions of Chairman and Vice Chairman.

Paragraph 1. The Chairman of the Board of Directors shall be substituted by the Deputy Chairman during temporary absences or impediments. During temporary absences or impediments of the Deputy Chairman, the Chairman shall appoint a substitute from the remaining members. In the event of temporary impediments or absences of the other members of the Board of Directors, each Director shall appoint a substitute from among the other members.

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            Paragraph 2. The substitutions provided for in this Article which result in the accumulation of positions will not imply the accumulation of fees or other advantages, nor the right to the substituted member’s vote.

            Paragraph 3. In case of vacancy in the position of member of the Board of Directors, due to death, resignation or removal, the alternate will be appointed by the remaining directors, "ad referendum" of the first General Meeting held. In case of vacancy in the position of Chairman, the Vice Chairman will assume and remain in the position until the first General Meeting held, and will appoint his/her alternate, who will be appointed among the remaining Directors. In the event of vacancy in the position of Vice Chairman, the Chairman will appoint his/her alternate among the other Directors.

            Art. 16. The Board of Directors will normally meet four (4) times in each year, but meetings may be held more frequently if the Chairman of the Board of Directors shall so desire.

            Paragraph 1. The call notices for the meetings will be made through a notice in writing delivered to each member of the Board of Directors within at least five (5) business days in advance, unless the majority of the members in exercise determines a lower term, but not below forty eight (48) hours, as set forth in Paragraph 3 hereof

            Paragraph 2. The notices shall indicate the place, date and time of the meeting, and shall include a summary of the agenda.

            Paragraph 3. The presence of all the members shall permit meetings of the Board of Directors to be held without prior notice.

            Paragraph 4. The meetings of the Board of Directors should be held at the Company’s head office, or, if so decided by all Directors, in another place. The members of the Board of Directors can also meet by means of conference call or video conference or any other similar communication means, which will be conducted on real time, and be considered as one single act

            Paragraph 5. The meetings of the Board of Directors will be valid if attended by a minimum quorum of fifty percent (50%) of the elected members. If no quorum exists at the appointed time, the Chairman shall call a new meeting of the Board of Directors, giving at least two (2) business days’ notice, and the reconvened meeting may be held without the need for a quorum. Matters not on the agenda for the original meeting of the Board of Directors may not be considered at the reconvened meeting, unless all the members are present and expressly agree to the new agenda.

            Paragraph 6. The secretary of the meetings of the Board of Directors will be appointed by the chairman of the meeting and all resolutions will be included in the minutes drafted in a specific book, and those that affected third parties should be published.

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            Paragraph 7. The resolutions of the Board of Directors will be made by the majority of votes among the attending members.

            Art. 17. In addition to the attributes accorded by law or by the By-Laws, the Board of Directors will be responsible for the following:

I. To comply with and to ensure compliance with these By-Laws and resolutions of Shareholders’ Meeting;

II. to set the general guidelines for the business and operations of the Company;

III. to appoint and dismiss Officers and to define their duties;

IV. to set the remuneration, the indirect benefits and the other incentives of the Officers, within the global management remuneration limits approved in the Shareholders’ Meeting;

V. to monitor the management performance of the Officers; to examine the Company’s books and documents at any time; to request information about agreements entered into or being negotiated and about any other acts;

VI. to choose and to dismiss the independent auditors and to fix their remuneration, as well as to call on them to give the explanations that it may consider necessary about any matter;

VII. to give an opinion on the Management Report, the accounts of the Executive Board and the financial statements of the Bank and to approve their presentation to the Shareholders’ Meeting;

VIII. to approve and to review the annual budget, the capital budget and the business plan, and to formulate a capital budget proposal to be submitted to the Shareholders’ Meeting for the purpose of profits retention;

IX. to decide on the convening of Shareholders’ Meetings, when considered necessary or under the terms of Article 132 of Law No. 6.404/76;

X. to submit to the Annual Shareholders’ Meeting a proposal for the appropriation of the net income for the period, and to examine and consider the six-monthly balance sheets, or balance sheets raised at shorter periods, and the payment of dividends or interest on own capital arising from these balance sheets, as well as to consider the payment of interim dividends out of accumulated profits or revenue reserves existing as of the last annual or six-monthly balance;

XI. to submit proposals to the Shareholders’ Meeting for the increase or reduction of the share capital, reverse splits, bonus issues or splits of the Company's shares, and amendments to the By-Laws;

XII. to present proposals to the Shareholders’ Meeting for the liquidation, merger, split or amalgamation of the Bank;

XIII. approve the Bank’s capital increase, regardless of amendment to the bylaws, within the limits set forth in Paragraph1 of article 5 hereof, by setting the price, payment date and share issuance conditions, as well as the issuance of credit securities and convertible instruments within the limits set forth in Paragraph1 of article 5 hereof, it being also permitted to exclude the preemptive right or reduce the exercise periods in the issuance of shares, subscription warrants, credit securities and other convertible instruments, whose placement is made through sale on stock exchange or public subscription or public offering, as set forth in the law.

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XIV. to consider the issue of subscription warrants, as provided in Paragraph 3 of Article 5 of these By-Laws;

XV. to grant, after approval at the Shareholders’ Meeting, share purchase options to managers, employees or individuals who provide services to the Company or to its subsidiaries, without giving the shareholders preemptive rights, under the terms of plans approved at the Shareholders’ Meeting;

XVI. to resolve on the negotiation with the Company’s shares for cancellation or to be held in treasury for subsequent disposal, subject to the pertinent legal provisions;

XVII. to fix the amount of profit sharing for officers and employees of the Bank and of its subsidiaries, with the power to decide not to offer them a share;

XVIII. to decide on the payment or credit of interest on the Company’s own capital to shareholders, under the terms of the applicable legislation;

XIX. authorize the acquisition or disposal of investments in equity interests in amounts above five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting, as well as authorize the establishment of joint ventures or consummation of strategic alliances with third parties;

XX. to appoint or dismiss the Company’s Ombudsman;

XXI. appoint and remove the members of the Audit Committee and Compensation and Appointment Committee, fill in the vacancies due to death, resignation or removal and approve the body’s internal policies, subject to the provisions of Titles VI and VII hereof;

XXII. authorize the sale of assets and properties, the creation of liens and tendering of collaterals for third-party obligations, whenever exceeding five percent (5%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

XXIII. in special cases to concede specific authorization for particular documents to be signed by a single Officer, with the case being minuted in the appropriate book, except in the situations described in these By-Laws;

XXIV. approve the engagement of a share or unit bookkeeping institution;

XXV. to approve policies for the disclosure of information to the market and trading in the Bank’s own securities;

XXVI. choose of specialized appraisal institutions or entities to prepare the appraisal report relating to the Bank’s shares, in case of cancellation of publicly-held company registration, as set forth in Title X hereof;

XXVII. to express a favorable or unfavorable opinion on any public offer of acquisition of the shares issued by the Company, by means of an advance reasoned opinion, to be issued within up to fifteen (15) days of the publication of the offer document, which should address at least the following: (i) the suitability and the timing of the public offer of acquisition of the shares in relation to the interests of the shareholders as a whole and in relation to the liquidity of the securities they hold; (ii) the repercussions of the public offer of acquisition of shares on the interests of the Company; (iii) the strategic plans in relation to the Company disclosed by the offeror; (iv) other matters which the Board of Directors may consider pertinent as well as the information required under the applicable rules established by the Securities Commission;

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XXVIII. to consider any other matter which may be submitted to it by the Executive Board, and to convene members of this Board for joint meetings whenever it shall deem appropriate;

XXIX. to set up technical or consultative commissions and/or auxiliary committees, permanent or temporary, define their responsibilities and powers, other than those granted to the Board of Directors itself in terms of Article 142 of Law No. 6.404/76, and monitor their activities, in accordance with Article 14 Paragraph 6 of these By-Laws;

XXX. resolve on, subject to these Bylaws and the prevailing laws, their agenda and adopt or enact regulatory standards for their operation;

XXXI. to establish rules relating to the Units, as provided for in Chapter XIII of these By-Laws;

XXXII. to supervise the planning, operation, control and review of the remuneration policy for the Company's managers, taking into account the proposals of the Remuneration and Appointments Committee; and

XXXIII. to ensure that the managers’ remuneration policy is in accordance with the regulations issued by the Central Bank of Brazil.

Art. 18. The Chairman of the Board of Directors should:

I. call and preside the meetings;

II. call the Shareholders’ General Meeting;

III. instruct the preparation of the meetings of the Board of Directors;

IV. designate special tasks to the Directors; and

V. call, when the body is in operation, the supervisory board members to assist with the meetings of the Board of Directors, whose agenda includes matters with respect to which the Supervisory Board should issue an opinion.

CHAPTER II

EXECUTIVE BOARD

Art. 19. The Company is managed and represented by the Executive Board, which shall consist of at least two (2) members, with a maximum of seventy-five (75), who may or may not be shareholders, who are resident in Brazil, elected and subject to dismissal at any time by the Board of Directors, with a single tenure of two (2) years, with the possibility of reelection. One (1) member of the Committee must be designated as Chief Executive Officer (CEO), and the others may be designated Senior Executive Vice-Presidents, Executive Vice-Presidents, Investor Relations Officer, Executive Officers and Officers without a specific designation.

Paragraph 1. The members of the Executive Board shall be selected from among persons of unblemished reputation and recognized professional competence.

Paragraph 2. The designation of the positions referred to above shall be made at the time of their election.

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Paragraph 3. Without prejudice to the provisions of this Article, any Officer may use the designated title with an indication of the area of responsibility.

Paragraph 4. When a new member of the Executive Board is elected, or a substitute appointed in the event of a vacancy, the termination of the mandate shall coincide with that of the other elected members.

Paragraph 5. The office of Investor Relations Officer may be assumed cumulatively with another position on the Executive Board.

Art. 20. During temporary impediments, periods of leave or absences, the CEO and the other Officers shall be substituted by a member of the Executive Board indicated by the CEO.

Paragraph 1. If the office of CEO shall become vacant, owing to death, resignation or dismissal, the members of the Board of Directors may indicate a substitute, from among the remaining members, or elect a new CEO.

Paragraph 2. When substitutions in terms of this Article shall create an accumulation of positions, they shall not result in an accumulation of fees or other advantages, nor give the right to the vote of the officer substituted; it shall be permitted, however, that when one of the members of the Executive Board shall be substituting the CEO, that member shall have a casting vote.

Art. 21. The Executive Board shall meet whenever convened by the CEO or by the person designated by the CEO.

Paragraph 1. The resolutions of the meetings of the Executive Board, except for the events set forth in Paragraphs 3 and 4 of this article, will be made by the majority of votes among the attending members, subject to the provisions set forth in item V of article 27 below, the meetings being instated:

I – with the presence of the Chief Executive Officer and any eight (8) members of the Executive Board, except for the Officers without specific title; o

II - with the presence of the two (2) Executive Vice Presidents and any seven (7) members of the Executive Board, except for the Officers without specific title; or

III - with the presence of one (1) Senior Executive Vice President or one Executive Vice President and any ten (10) members of the Executive Board, including the Officers without specific title.

Paragraph 2. Meetings of the Executive Board shall be attended by one (1) Secretary, nominated by the Chairman of the meetings, and all its deliberations shall be minuted and registered in the appropriate book, by the members present, with those that affect third parties being published.

[FreeEnglishTranslation]

            Paragraph 3. The matters dealt with in clause VII of Article 22 shall be subject to approval at a Meeting of the Executive Board, which can meet for this purpose with only five (5) members of the Executive Board being present, other than Officers without specific designation.

            Paragraph 4. The commencement and deliberations of Meetings of the Executive Board can occur with a different minimum quorum, in accordance with responsibilities attributed by the CEO and with the criteria for deliberation set by the Executive Board, in terms of clause X of Article 22, and of clause IV of Article 27, both of these By-Laws.

Article 22. The attributions and duties of the Executive Board are:

            I – to comply with and to ensure compliance with these By-Laws and the resolutions of Shareholders’ Meetings and of the Board of Directors;

            II – to appoint representatives and correspondents, in Brazil and overseas;

            III – within the general guidelines established by the Board of Directors, to carry out the business and operations defined in Article 4 of these By-Laws, with the autonomy to schedule them in the best interests of the Company;

            IV – to propose the distribution of and to appropriate income, in accordance with the provisions of Chapter IX;

            V – authorize the acquisition or sale of investments in equity interests with third parties, between three percent (3%) and five percent (%%) of the equity reported in the last balance sheet approved at the Annual General Meeting;

            VI – to authorize the disposal of property, plant and equipment, the constitution of encumbrances and the issue of guarantees for third party liabilities, when they fall between three percent (3%) and five percent (5%) of shareholders' funds as shown in the latest balance sheet approved by the Annual Shareholders’ Meeting;

            VII – to consider the opening, transfer or closing of agencies, affiliates, branches, offices or representative offices, in Brazil or overseas;

            VIII – to submit the financial statements to the Board of Directors;

IX – to define the functions and responsibilities of its members, according to the rules of the regulatory and supervisory bodies which control the activities of the Company; and

            X – to establish specific criteria for the consideration of matters relating to the duties of the Executive Board, when attributed by the CEO, in terms of clause IV of Article 27 of these By-Laws.

            Art. 23. The Executive Board shall have an Executive Committee, with decision-making capacity and with the duty to consider matters relating to the management of the business, operational support, human resources, allocation of capital, important projects in the areas of technology, infrastructure and services of the Company and of the entities comprising the Santander Group in Brazil, and other attributes that shall be established by the Board of Directors from time to time.

            Paragraph 1. The Executive Committee shall consist of the CEO, the Senior Executive Vice-Presidents and the Executive Vice-Presidents.

[FreeEnglishTranslation]

            Paragraph 2. The Executive Committee shall draw up Internal Regulations with operating rules for its functions, as well as describing in detail the responsibilities established in this Article.

            Art. 24. The Company will be represented in all acts, operations and documents that is binding upon it:

            I – by any two members of the Executive Board, except for the Officers without specific title;

            II – by one Officer without specific title, jointly with the Chief Executive Officer, or one (1) Senior Executive Vice President, or one (1) Executive Vice President, or one (1) Executive Officer;

            III – by a member of the Executive Board together with a specifically designated proxy; or

            IV – by two proxies together specifically designated to represent the Company.

            Paragraph 1. Subject to the provisions set forth in Paragraph 2 of this article 24, the Company’s powers of attorney will be jointly signed by any two members of the Executive Board, except for the Officers without specific title. The powers of attorney should indicate the powers of the proxy and the validity.

            Paragraph 2. The Company may be represented in court, in proceedings at administrative level or in acts which require the personal appearance of a legal representative, by any member of the Executive Board, except Officers without specific designation, and for these purposes it may appoint a proxy-holder with special powers, including those of receiving an initial summons, court requirements or notifications. The instrument of mandate, in terms of this paragraph, may be signed by a single Officer, without the remaining formalities in the preceding paragraph being applicable.

            Art. 25. Exceptions to the provisions of the preceding Article include the simple endorsement of securities for collection and the endorsement of checks for deposit to the Company’s own account, in which cases, for such acts to be valid, the signature of one (1) proxy-holder or of one (1) employee expressly authorized by any member of the Executive Board, excluding Officers without specific designation, will suffice.

            Art. 26. The Company may be represented by any member of the Executive Board acting alone, or by a single proxy-holder: a) in dealings with companies, government offices, local authorities, semi-public companies or utilities companies, it being possible in such cases, among other things, to sign letters forwarding documents, and documents forming part of processes subject to the examination of regulatory bodies; and b) in General Meetings, Shareholders' or Unit-holders' meetings of companies or investment funds in which the Company has a share, as well as of entities in which it is a partner or affiliate.

            Art. 27. In terms of Article 20 of these By-Laws, the CEO or his substitute in person must:

            I - preside over and manage all the Company’s business and activities;

[FreeEnglishTranslation]

            II – comply with and ensure compliance with these By-Laws, the resolutions of Shareholders’ Meetings and the directives of the Board of Directors, and chair the meetings of the Executive Board, except in the situations described in clauses II and III of paragraph 1 and of paragraphs 2 and 3, all of Article 21 of these By-Laws, in which cases the meetings of the Executive Board may be chaired by any of its members;

            III - supervise the management of the members of the Executive Board, requesting information about the Company’s business;

            IV – define the duties of the members of the Executive Board, except as provided in clause      IX of Article 22 of these By-Laws; and

            V – use a casting vote in the event of a tied ballot in deliberations of the Executive Board.

            Sole paragraph. It is the responsibility of:

            I. Senior Executive Vice-Presidents: to assist the CEO in the discharge of the CEO’s functions;

            II. Executive Vice Presidents: exercise the duties assigned by the Chief Executive Officer or the Board of Directors.

            III. Investor Relations Officer: (i) coordinate, manage, steer and supervise the relationship with investors, as well as represent the Bank before shareholders, investors, market analysts, the Brazilian Securities and Exchange Commission, and other institutions related to the activities performed in the capital market, in Brazil and abroad; and (ii) other duties from time to time determined by the Board of Directors.

            IV. Executive Officers: conduction of the activities of the Bank’s departments and areas under his/her responsibility and advise the other members of the Executive Board; and

            V. Officers with no specific designation: to coordinate the areas attributed to them by the Executive Board.

TITLE V

SUPERVISORY BOARD

            Art. 28. The Company shall have a Supervisory Board, which will not function permanently, consisting of at least three (3) members, with a maximum of five (5), and an equal number of deputies, who may or may not be shareholders and who, if elected, shall be elected at the Shareholders’ Meeting, with the possibility of reelection.

            Paragraph 1. Only individual persons, resident in Brazil and meeting the legal requirements, may be elected to the Supervisory Board.

            Paragraph 2. The remuneration of the members of the Supervisory Board shall be fixed at the Shareholders’ Meeting when they are elected, subject to the provisions of Article 162, paragraph 3, of Law No. 6.404/76.

            Art. 29. The Supervisory Board shall have the attributes and powers conferred on it by law.

[FreeEnglishTranslation]

TITLE VI

AUDIT COMMITTEE

Art. 30. The company will have an Audit Committee comprising at least 3 (three) and at the most 6 (six) members appointed by the Board of Directors, including persons, members or otherwise of the Board of Directors who meet the legal and regulatory requirements for exercising the position, including the requisites that ensure their independence, one of which is proven knowledge of the fields of accounting and audit, with a term of office of 1 (one) year, with 4 (four) consecutive reelections permitted under applicable legislation.

Paragraph 1. When the members of the Audit Committee are to take office, its Coordinator will be appointed.

Paragraph 2.The Audit Committee shall report directly to the Company’s Board of Directors.

Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Audit Committee to:

I – establish in the Internal Regulations the operational rules by which it functions;

II – recommend to the Board of Directors the hiring or substitution of the independent auditors;

III – review, prior to publication, the half-year accounting statements, including the notes, the management report and the opinion of the independent auditor;

IV – evaluate the effectiveness of the independent and internal audits, including in regard to compliance with the legal provisions and rules applicable to the Company, in addition to the internal regulations and codes;

V – evaluate compliance by the company’s management with the recommendations made by the independent or internal auditors;

VI – establish and publish the procedures for receiving and dealing with information about non-compliance with legal provisions and rules applicable to the Company, as well as the internal regulations and codes, and which shall also contemplate specific procedures for protecting the person providing the information and the confidentiality thereof;

VII – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

VIII – meet, at least once every quarter, with the Executive Board and the independent and internal auditors, so as to check that their recommendations or points raised have been complied with, including in regard to the planning of the respective audit work, with the content of such meetings registered in the minutes;

IX – to meet with the Fiscal Council, if it is in session, and with the Board of Directors, at their request, so as to discuss the policies, practices and procedures identified within the scope of their respective competencies;

X – prepare, at the end of the semesters ended on June 30 and December 31 of each year, the Audit Committee Report, with due regard for the applicable legal and regulatory statutes of limitation.

[FreeEnglishTranslation]

            Paragraph 4. Together with the six-month accounting statements, the Audit Committee shall arrange for the publication of a summary of the report referred to in section X of the previous paragraph.

TITLE VII

COMPENSATION AND APPOINTMENT COMMITTEE

            Art. 31. The company shall have a Remuneration and Appointments Committee comprising at least 3 (three) and at the most 5 (five) members appointed by the Board of Directors among persons who meet the legal and regulatory conditions for holding office, where one of the members cannot be a manager of the Company, while the others may or may not be members of the Company’s Board of Directors, whereby at least two members are independent under the terms of article 14, Paragraph 3 of these bylaws. The Remuneration and Appointments Committee must comprise members with the qualifications and experience required for exercising competent and independent opinions regarding the institution’s remuneration policy, including the repercussions of this policy on Risk Management. the members of the Remuneration and Appointments Committee shall have a term of office of 2 (two) years, and may be reelected up to 4 (four) consecutive times within the terms of the applicable legislation.

            Paragraph 1. When the members of the Remuneration and Appointments Committee are to take office, its Coordinator will be appointed.

            Paragraph 2. The Remuneration and Appointments Committee shall report directly to the Company’s Board of Directors.

            Paragraph 3. In addition to other responsibilities conferred upon it by law of regulatory rules, it is incumbent on the Remuneration and Appointments Committee to:

            I – establish in the Internal Regulations the operational rules by which it functions;

            II – prepare the remuneration policy for the Company’s management, submitting to the Board of Directors the various types of fixed and variable remuneration, in addition to benefits and special hiring and dismissal programs;

            III – supervise the implementation and coming into operation of the remuneration policy for the Company’s management;

            IV – do annual reviews of the remuneration policy for the Company’s management, recommending corrections or enhancements to the Board of Directors;

            V – recommend to the Executive Board corrections or enhancements to the policies, practices and procedures identified within the scope of its terms of reference;

            VI – propose to the Board of Directors the global amount of management remuneration, for submission to the shareholders’ meeting, pursuant to art. 152 of Law 6.404 of 1976;

            VII – assess future internal and external scenarios and their possible impacts on the management remuneration policy;

[FreeEnglishTranslation]

            VIII – analyze the Company’s management compensation policy with respect to market practices, in order to identify significant discrepancies with respect to similar companies, proposing the necessary adjustments;

            IX - to meet with the Board of Directors, at its request, so as to discuss the policies, practices and procedures identified within the scope of its respective competencies;

            X – prepare on an annual basis, within 90 (ninety) days from December 31 of each year, the Report of the Remuneration and Appointments Committee, with due regard for the applicable legal and regulatory statutes of limitation, referring to base date December 31 of each year; and

            XI – make sure that the management compensation policy is permanently compatible with the Bank’s risk management policy, the goals and current and expected financial condition, as well as with the provisions set forth in applicable laws and regulations divulged by the Central Bank of Brazil.

            Paragraph 4. The Board of Directions may remove from office any members of the Remuneration and Appointments Committee at any time.

            Paragraph 5. The remuneration of the members of the Remuneration and Appointments Committee shall be set by the Board of Directors once a year.

TITLE VIII

OMBUDS OFFICE

            Art. 32. The company shall have an Ombudsman’s Department, comprising an Ombudsman who will be appointed by the Board of Directors from among persons who meet the minimum conditions and requisites for ensuring that it functions properly, and who should be conversant with matters involving ethics, consumer rights and protection and conflict mediation, with a term of office of 3 (three) years, reelection being permitted.

            Paragraph 1. The Ombudsman’s Department shall enjoy the conditions for it to function properly, and the hallmarks of its work will be transparency, independence, impartiality and detachment;

            Paragraph 2. The Ombudsman’s Department is assured access to any information required for preparing appropriate responses to any complaints received, with full support of the management, and may request information and documents, so that it can carry out its activities.

            Art. 33. The terms of reference of the Ombudsman’s Department are:

            I – to receive, record, instruct, analyze and deal in a formal and appropriate manner with complaints from clients and users of products and services of the companies comprising the Company’s Financial Conglomerate, and which have not been resolved through normal channels by its branches and any other customer service outlet;

[FreeEnglishTranslation]

            II – to provide the necessary clarification and inform the complainants as to the progress of their demands and the arrangements adopted;

            III – inform to complainers the term for the final reply, which cannot exceed fifteen (15) days;

            IV – to forward a conclusive response to complainants’ demands within the deadline informed in section III above;

            V – to propose to the Board of Directors, or in its absence, to the executive management of the companies comprising the company’s financial conglomerate, measures for correcting or enhancing procedures and routines arising from the analysis of complaints received; and

            VI – to prepare and forward to the internal auditors, the Audit Committee and the Board of Directors, or in its absence, the executive management of the companies comprising the company’s financial conglomerate at the end of each six-month period, a quantitative and qualitative report about the performance of the Ombudsman’s Department, containing the proposals dealt with in section V.

            Sole paragraph. The Board of Directors may remove the Ombudsman from office at any time, should he/she fail to comply with the terms of reference contemplated in this article.

TITLE IX

FISCAL YEAR, FINANCIAL STATEMENTS, RESERVES AND DIVIDENDS

            Art. 34. The fiscal year shall coincide with the calendar year, beginning on January 1, and ending on December 31 of each year, at which time balance sheets and the other financial statements shall be raised, with due regard for the deadlines established in Law 6.404/76 and the rules issued by the Central Bank of Brazil.

            Art. 35. Pursuant to current legislation, the Company shall raise semi-annual balance sheets in June and December of each fiscal year, with due regard for the following rules where the distribution of income is concerned.

            Art. 36. The net income ascertained after legal deductions and provisions shall be distributed as follows:

            I - 5% (five per cent) to the legal reserve, until the latter reaches 20% (twenty per cent) of the capital stock;

            II - 25% (twenty-five per cent) of the adjusted net income, pursuant to article 202 of Law 6.404/76, shall be obligatorily distributed as mandatory dividends to all shareholders;

            III – the balance, if any, may, under a proposal by the Executive Board and approved by the Board of Directors: (a) be allocated to the Dividend Equalization Reserve, which shall be limited to 50% (fifty per cent) of the capital stock and shall serve to guarantee funds for payment of dividends, including as interest on equity, or advances thereon, in order to maintain the remuneration flow to the shareholders, whereby once this limit has been reached, it shall be incumbent on the Shareholders’ Meeting to decide on the balance, distributing it to the shareholders or to increasing the capital stock; and/or (b) be retained, so as to meet the capital investment requirements stipulated in the company’s General Budget submitted by management for approval by the Shareholders’ Meeting and reviewed by the latter on an annual basis where the duration exceeds a fiscal year.

[FreeEnglishTranslation]

            Sole paragraph. Profits not allocated as set forth in this article should be distributed as dividends, as set forth in Paragraph 6 of article 202 of Law 6404/76.

            Art. 37. The Executive Board, as authorized by the Board of Directors, during the fiscal year, can:

            I – declare dividends out of line item “profit” recorded in the semiannual balance sheet;

            II – determine the preparation of quarterly, bimonthly or monthly balance sheets and declare dividends out of line item “profit” recorded in these balance sheets, provided that total dividends paid in each six-month period of the fiscal year does not exceed the amount of capital reserves set forth in Paragraph 1 of article 182 of Law 6404/76; and

            III – declare interim dividends out of line item “retained earnings” or “earnings reserves” in the last annual or semiannual balance sheet.

            Paragraph 1 The dividends declared by the Executive Board, pursuant to the main paragraph, are conditional on future approval by the Shareholders’ Meeting.

            Paragraph 2 The Executive Board, authorized by the Board of Directors, may determine payment, during the fiscal year and up to the Annual Shareholders’ Meeting, of equity interest up to the limit permitted by law, which amount shall be allocated to the mandatory dividends dealt with in section II of article 35 hereof, within the terms of the pertinent legislation.

            Paragraph 3 Dividends unclaimed within 3 (three) years from the commencement of payment shall prescribe in favor of the Company.

            Art. 38. The company’s accounts shall be examined by independent auditors, in accordance with the law and the rules applicable to financial institutions.

            Art. 39. The Shareholders’ Meeting may, when it deems it convenient, create other reserves in accordance with current legislation.

[FreeEnglishTranslation]

TITLE X

TRANSFER OF SHAREHOLDING CONTROL AND CANCELLATION OF PUBLICLY-HELD COMPANY REGISTRATION

            Chapter I - Definitions

            Art. 40. for the purposes of Chapter X, the following terms beginning with capital letters shall have the following meanings:

"Controlling Shareholder" means the shareholder or Group of Shareholders exercising the Company’s Controlling Power.

“Transferor Controlling Shareholder” means the controlling shareholder when they transfer control of the company.

“Controlling Shares” means the block of shares that directly or indirectly assures their holders the individual and/or shared exercise of the controlling power in the company.

"Outstanding Shares" mean all shares issued by the Company, except for shares held by the Controlling Shareholder, related persons, the Bank’s management and those held in treasury.

"Transfer of the Company’s Control" means the transfer to a third party, on remunerated basis, of the Controlling Shares.

"Buyer" means that for whom the Selling Controlling Shareholder transfers the Controlling Shares in a Transfer of the Company’s Control

"Group of Shareholders" means the group of persons: (i) bound by voting contracts or agreements of any nature either directly or by means of controlled entities, controlling entities or entities under common control, or (ii) among whom there is a control relationship; or (iii) under common control.

"Controlling Power" or "Control" means the power effectively used to steer corporate activities and instruct the operation of the Bank’s bodies, directly or indirectly, actually or legally, regardless of the ownership interest held. There is assumption of ownership of control with respect to a person or Group of Shareholders that is the holder of shares ensuring the absolute majority of votes of the shareholders attending the three last General Meetings of the Company, although it is not the holder of shares ensuring the absolute majority of the voting capital.

"Market Price" means the Company’s and its shares’ price to be determined by a specialized company, using a recognized methodology or based on another criterion to be defined by CVM.

            Chapter II – Disposal of Control of the Company

[FreeEnglishTranslation]

            Art. 41. Disposal of Control of the Company, directly or indirectly, whether in a single transaction, or through successive transactions, shall be entered into under the condition precedent or condition subsequent that the Acquirer agrees to make a public offering to acquire the shares of the other shareholders, with due regard for the same conditions and terms contemplated in current legislation, in order to assure them of the same treatment as that afforded to the Transferor Controlling Shareholder.

            Sole Paragraph. Disposal of control of the bank depends on authorization from the Central Bank of Brazil.

            Art. 42. The public offering referred in the preceding article should also be consummated:

            I. in cases with remunerated assignment of share and other securities subscription rights or rights relating to convertible securities, resulting in the Transfer of the Company’s Control; or

            II. in case of transfer of Control of an entity holding the Company’s Controlling Power, in which case, the Selling Controlling Shareholder will be required to declare to BM&FBOVESPA the amount attributed to the Company in such transfer and attach a documentation corroborating it.

            Art. 43. Whoever acquires Controlling Power on account of a private instrument for the purchase of shares entered into with the Controlling Shareholder, involving any quantity of shares, shall be obligated to:

            I. make the public offering referred to in article 41 of these Bylaws; and

            II. pay on the following terms an amount equal to the difference between the public offering price and the amount paid for any shares acquired on the stock exchange in the 6 (six) months preceding the date on which Controlling Power was acquired. This amount shall be distributed among all those who sold the shares of the company in trading sessions at which the Acquirer made the purchases, in proportion to the net seller balance of each one, and it shall be incumbent on the BM&FBOVESPA to arrange for the distribution under the terms of its regulations.

            Chapter III – Cancellation of Registration as a Public Company

            Art. 44. In the public offering for the acquisition of shares which it is mandatory for the controlling shareholder or for the company to make in order to cancel the company’s registration as a public company, the minimum price offered shall reflect the economic value ascertained in an fairness opinion referred to in article 45 of the bylaws, with due regard for the applicable legal and regulatory rules.

            Art. 45. The fairness opinion dealt with in Chapter X of these bylaws shall be prepared by a specialist institution or company with proven experience and independent from the bank, its management and controlling shareholder, and from the latter’s decision-making power, and said opinion shall also satisfy the requisites of paragraph 1 of article 8 of Law 6404/76 and contain the responsibility contemplated in paragraph 6 of said article 8.

[FreeEnglishTranslation]

            Paragraph 1. The selection of the specialized entity or company responsible for determining the Bank’s Market Price referred to in Title X hereof is exclusively incumbent of the Board of Directors.

            Paragraph 2. The costs of preparing the fairness opinion shall be born in full by those responsible for holding the public offering for the acquisition of the shares.

            Chapter IV – Ordinary Provisions

            Art. 46. It is permitted to formulate a single public offering for the acquisition of shares, with the aim of one of the purposes contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, provided it is possible to render compatible the procedures of all modalities of public offering for the acquisition of shares, and that those for whom the offering is intended do not incur losses and that authorization is obtained from the CVM, when so required by applicable legislation.

            Art. 47. The company or the shareholders responsible for making the public offerings for the acquisition of shares as contemplated in Chapter X of these bylaws, or in the regulations issued by the CVM, may ensure that these actually occur through the intermediary of any shareholder, third party and, as the case may be, the company. The company or shareholder, as the case may be, are not exempted from the obligation to make the public offering for the acquisition of shares until this has been concluded, with due regard for the applicable rules.

TITLE XI

ARBITRATION COURT

            Art. 48. The bank, its shareholders, management and members of the Fiscal Council agree to resolve, via arbitration, all and any dispute or controversy that may arise among them, especially involving or originating from the application, effectiveness, efficacy, interpretation, violation and their effects of the provisions contained in the Arbitration Regulations of the Market Arbitration Chamber instituted by the BM&FBOVESPA (“Arbitration Regulations”), in the Regulations on Sanctions, in these bylaws, in the provisions of Law 6.404/76, in the rules published by the National Monetary Council, by the Central Bank of Brazil and by the CVM, in addition to the other rules applicable to the functioning of the capital markets in general, before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

            Paragraph 1. The arbitration procedures shall be instituted before the Market Arbitration Chamber under the terms of its Arbitration Regulations.

            Paragraph 2. Without prejudice to the effectiveness of this arbitration clause, the request by the parties for urgent measures before the Arbitration Tribunal has convened shall be forwarded to the courts in the manner of section 5.1.3 of the Arbitration Regulations of the Market Arbitration Chamber.

[FreeEnglishTranslation]

Paragraph 3. Brazilian law alone shall apply to the merit of any and all controversy, as well as to the execution, interpretation and effectiveness of this arbitration clause.

            Paragraph 4. The arbitration procedure shall take place in the city of São Paulo, State of São Paulo, where the arbitration award shall be handed down. Arbitration shall be managed by the Market Arbitration Chamber itself, and shall be conducted and ruled on in accordance with the pertinent provisions of the Arbitration Regulations.

TITLE XII

LIQUIDATION

            Art. 49. The company shall be liquidated as prescribed in law, and it shall be incumbent on the Shareholders’ Meeting to decide on how it is to be liquidated, appoint the liquidator and the Fiscal Council, as the case may be, which must be in session during this period.

TITLE XIII

ISSUANCE OF UNITS

            Art. 50. The company may sponsor the issue of share deposit certificates (hereinafter referred to as “Units” or individually as “Unit”).

            Paragraph 1. Each Unit will correspond to one (1) common share and one (1) preferred share issued by the Company, provided that the Board of Directors can define transitory rules for Unit breakdown in view of the approval of capital increase by the Central Bank of Brazil. During such transition period, the Units can be comprised of share subscription receipts. The Units will be book-entry.

            Paragraph 2. The Units will be issued in case of primary and/or secondary offering or as requested by the shareholders that so wish, subject to the rules to be determined by the Board of Directors as set forth herein.

            Paragraph 3. Only shares free from onus and liens may be the subject of deposits for issuing Units.

            Art. 51. Except in the event of cancellation of the Units, ownership of the shares represented by the Units shall only be transferred by transferring the Units.

            Art. 52. The holder of the Units shall, at any time, be entitled to request the depositary financial institution to cancel the Units and deliver the respective deposited shares, with due regard for the rules to be established by the Board of Directors in accordance with the provisions of these bylaws.

            Paragraph 1. The respective holder may be charged the cost of canceling and transferring the Unit.

26

[FreeEnglishTranslation]

            Paragraph 2. The Company’s Board of Directors can, on any time, suspend, for an indefinite period, the possibility of issuance or cancellation of Units set forth in article 50, Paragraph 2 and in the main section of this article, respectively, in case of beginning of primary and/or secondary offering of Units, in the domestic and/or foreign market, it being understood that, in this case, the suspension period cannot exceed one hundred and eighty (180) days.

            Paragraph 3. Units subject to burdens, lien or encumbrances may not be canceled.

            Article 53. Holders of the Units shall be entitled to the same rights and advantages as the deposited shares.

            Paragraph 1. The right to attend the Company’s General Meetings and exercise therein all prerogatives conferred upon the shares represented by the Units, upon confirmation of ownership, is exclusively incumbent upon the holder of the Units. The holder of the Unit can be represented at the Company’s General Meetings by a proxy appointed as set forth in article 6, Paragraph 2 hereof.

            Paragraph 2. In the event of split, reverse split, bonus or issuance of new shares upon capitalization of profits or reserves, the following rules relating to the Units will be taken into consideration:

            (i) In the event of an increase in the quantity of shares issued by the company, the depositary financial institution shall register the deposit of the new shares and shall credit new Units to the account of the respective holders, so as to reflect the new number of shares held by the Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the company for each Unit, while those shares for which Units are not be issued shall be credited directly to the shareholders, without issuing Units.

            (ii) In the event of a reduction in the quantity of shares issued by the company, the depositary financial institution shall debit the Unit deposit account of the holders of the grouped shares, automatically canceling Units in a sufficient number to reflect the new number of shares held by Unit holders, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the company for each Unit, while any remaining shares for which Units are not to be issued shall be delivered directly to the shareholders, without issuing Units.

            Art. 54. In the event of the exercise of preemptive rights to subscribe shares issued by the company, as the case may be, the depositary financial institution shall create new Units in the register of book-form Units and shall credit those Units to the respective holders, so as to reflect the new quantity of  preferred shares and common shares issued by the company and deposited in the underlying Unit deposit account, in all cases respecting the proportion of one (1) common share and one (1) preferred share issued by the company to each Unit, while those shares for which Units are not to be constituted shall be credited directly to the shareholders without issuing Units. In the event of the exercise of the preemptive right to subscribe other securities issued by the company, there shall be no automatic credit of Units.

            Art. 55. The holders of Units shall be entitled to receive shares arising from splits, takeovers and mergers involving the company. In any event, the Units shall always be created or canceled, as the case may be, in the register of book-form Units on behalf of the BM&FBOVESPA, as the respective fiduciary owner, who shall credit them to the custody accounts of the respective holders of the Units. In cases where shares are allocated to Unit holders, and such shares are not subject to the creation of new Units, these shares shall be deposited with the BM&FBOVESPA, in its capacity a fiduciary owner of the Units, which will credit them to the custody accounts of the respective holders.

TITLE XIV

GENERAL AND TRANSITORY PROVISIONS

            Art. 56. In cases not covered in these bylaws, there shall be recourse to the principles of right, and to the laws, decrees, resolutions and other acts enacted by the competent authorities.

*  *  *

São Paulo, January 23, 2015.

BANCO SANTANDER (BRASIL) S.A.

Mara Regina Lima Alves Garcia

Chairwoman

Mauro Eduardo Guizeline

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: January 23, 2015

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer